=================================================================





               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549



                           FORM 11-K



    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
        AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (FEE REQUIRED)


          For the fiscal year ended December 31, 1995

               (Commission file number:  1-8444)

                USAir, Inc. 401(k) Savings Plan



                       USAir Group, Inc.
             2345 Crystal Drive, Arlington, VA 22227
             (Address of principal executive offices)







=================================================================

                             USAIR, INC.
                         401(k) SAVINGS PLAN

                        Financial Statements
                     and Supplemental Schedules

                     December 31, 1995 and 1994

                    (With Independent Auditors'
                           Report Thereon)

                             USAIR, INC.
                         401(k) SAVINGS PLAN








                           Table of Contents
                           -----------------




                                                             Page
                                                             ----

Independent Auditors' Report                                    1

Financial Statements:

     Statements of Net Assets Available for Plan
        Benefits as of December 31, 1995 and 1994               2

     Statements of Changes in Net Assets Available
        for Plan Benefits for the years ended
        December 31, 1995 and 1994                              3

Notes to Financial Statements                                4-14

Schedule I - Item 27a

     Schedule of Assets Held for Investment Purposes
        as of December 31, 1995                             15-16

Schedule II - Item 27d

     Schedule of Reportable Transactions for the year
        ended December 31, 1995                                17

Signature                                                      18

Exhibit 23

     Consent of Independent Auditors                           19

                  Independent Auditors' Report


The Plan Administrator and Participants
USAir, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the USAir, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Washington, D.C.                            KPMG Peat Marwick LLP
June 14, 1996

                             USAIR, INC.
                         401(k) SAVINGS PLAN


         Statements of Net Assets Available for Plan Benefits
         ----------------------------------------------------

                             December 31,


                                                1995            1994
                                                ----            ----
Assets:
 Investments, at fair value:
   Fidelity Magellan Fund                $ 196,204,255   $ 123,161,624
   Fidelity Equity Income Fund              74,022,540      49,043,705
   Fidelity Retirement Government
     Money Market Portfolio                 32,743,408      23,471,983
   USAir Common Stock Fund                  22,642,988       7,501,151
   Capital Growth Mix Portfolio             21,889,133       8,345,918
   Fidelity U.S. Equity Index Portfolio     19,969,296      11,096,211
   Fidelity Intermediate Bond Fund          18,922,917      15,485,248
   Participant loans receivable             12,791,796       9,423,342
   Moderation Mix Portfolio                  4,954,946       1,574,272
   Income Mix Portfolio                      1,102,889         379,652
                                           -----------     -----------
                                           405,244,168     249,483,106


   Fixed Income Fund,
     at contract value                      28,440,801      24,054,055
                                           -----------     -----------
       Total investments                   433,684,969     273,537,161
                                           -----------     -----------

  Receivables:
    Participant contributions                1,526,859       1,497,649
    Employer contributions                   1,099,071               -
                                           -----------     -----------
       Total receivables                     2,625,930       1,497,649
                                           -----------     -----------
           Total assets                    436,310,899     275,034,810
                                           -----------     -----------

  Liabilities:
    Accrued expenses                            42,650          38,793
                                           -----------     -----------
Net assets available for plan benefits   $ 436,268,249   $ 274,996,017
                                           ===========     ===========







See accompanying Notes to Financial Statements.

                             USAIR, INC.
                         401(k) SAVINGS PLAN


      Statements of Changes in Net Assets Available for Plan Benefits
      ---------------------------------------------------------------

                       Years ended December 31,


                                              1995            1994
                                              ----            ----
Additions to net assets
 attributable to:
    Net appreciation (depreciation) in
     fair value of investments          $  74,874,228   $ (18,147,185)
    Investment income                      19,980,222      12,565,486
    Interest income on participant
     loans                                    807,864         562,455
    Participant contributions              63,657,563      60,781,082
    Employer contributions                 10,466,364               -
    Rollover contributions                     46,870         180,121
                                          -----------     -----------
        Total additions                   169,833,111      55,941,959
                                          -----------     -----------

Deductions from net assets
 attributable to:
    Benefits paid to participants           7,723,919       6,407,046
    Administrative expenses                   166,411         153,789
                                          -----------     -----------
        Total deductions                    7,890,330       6,560,835
                                          -----------     -----------
         Net increase                     161,942,781      49,381,124

Net assets available for plan benefits:
    Beginning of year                     274,996,017     226,104,933
    Transfer to the USAir, Inc.
     Employee Savings Plan                   (670,549)       (490,040)
                                          -----------     -----------
    End of year                         $ 436,268,249   $ 274,996,017
                                          ===========     ===========














See accompanying Notes to Financial Statements.

                           USAIR, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------

                   December 31, 1995 and 1994

1.  Description of Plan

The following description of the USAir, Inc. 401(k) Savings
Plan (the "Plan") provides only general information.
Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)  General

The Plan is a defined contribution plan intended to be a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code, as amended (the "Code") and to qualify under Section 401(a) of the Code. The Plan was established effective September 1, 1988 to provide retirement income to employees of USAir, Inc. ("USAir" or the "Company"). In general, employees of USAir, who are covered by a collective bargaining agreement which provides for their participation in the Plan, with at least 90 days of service, are eligible to participate except for those individuals not covered under the United States income tax laws and those individuals who are participants in another 401(k) plan sponsored by USAir. Effective August 1, 1994, and December 31, 1995, the assets and liabilities related to flight simulator engineers and ground school training instructors, respectively, were transferred from the Plan to the USAir, Inc. Employee Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

(b)  Contributions

Eligible USAir employees electing to participate in the Plan make contributions to the Plan via payroll deductions. Each year Plan participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan, unless the participant is a highly compensated employee. If the participant is a highly compensated employee, as defined by the Code, the contribution percentage may not exceed eight percent of pre-tax annual compensation. The amount of contribution that may be made by a participant to the Plan shall be a whole percentage of a participant's compensation. Participant contributions for both 1995 and 1994 could not exceed the statutory limit of $9,240 per year. During 1995, the Company made a special one-time contribution pursuant to an award settlement by an arbitrator with one of the employee groups covered by a collective bargaining agreement (Note 9).

                           USAIR, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

(c)  Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the matching contributions made by USAir, plus actual earnings thereon, is based on years of continuous service. A participant is 100% vested after two years of continuous service in the Company's matching contributions.

(d)  Investment Options

The Company selects the number and type of investment options available. Fidelity Institutional Retirement Services Company, the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant. Each participant instructs the Recordkeeper how to allocate their participant and company contributions. Participants may invest their contributions in any combination among the investment options available in increments of five percent. If a participant fails to instruct the Recordkeeper on how to allocate the contributions, then their contributions will be invested in a cash equivalent fund, such as the Fidelity Retirement Government Money Market Portfolio.

The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

At December 31, 1995 and 1994, the Company offered seven individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds.
The ten investment options are as follows:

Fidelity Magellan Fund - The Fund primarily invests in common stocks and securities convertible to common stocks.

Fidelity Equity Income Fund - The Fund normally invests at least 80% of its assets in income-producing common and preferred stocks with the remaining 20% generally invested in debt securities, like bonds.

Fidelity Retirement Government Money Market Portfolio -
Investments are made in high-quality money market instruments offered primarily by U.S. and foreign corporations.

                           USAIR, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)


USAir Common Stock Fund - A fund comprised primarily of USAir
Group, Inc. ("Group") common stock purchased on the open market or directly from Group at market prices. A small percentage of the fund is invested in short-term liquid investments.

Capital Growth Mix Portfolio - A diversified portfolio mix comprised of 80% equity securities and 20% fixed income securities. The equity securities are invested 25% in the Fidelity Equity Income Fund, approximately 19% in the Fidelity OTC Portfolio, approximately 37% in the Fidelity Magellan Fund and approximately 19% in the Fidelity Overseas Fund. The fixed income securities are invested in the Fidelity Intermediate Bond Fund.

Fidelity U.S. Equity Index Portfolio - The Portfolio seeks growth and income by matching the composition and total return of the Standard & Poor's Daily Stock Price Index of 500 common stocks.

Fidelity Intermediate Bond Fund - Investments are made primarily in investment-grade fixed income securities, including bonds, notes, mortgage securities, government and government agency obligations and convertible securities. The average maturity ranges from three to ten years.

Moderation Mix Portfolio - A diversified portfolio mix comprised of 60% equity securities and 40% fixed income securities. The equity securities are invested approximately 33% in the Fidelity Equity Income Fund, approximately 33% in the Fidelity U.S. Equity Index Portfolio, 25% in the Fidelity Magellan Fund and approximately 9% in the Fidelity Overseas Fund. The fixed income securities are invested approximately 38% in the Fidelity Short-Term Bond Fund and approximately 62% in the Fidelity Intermediate Bond Fund.

Income Mix Portfolio - A diversified portfolio mix comprised of 20% equity securities and 80% fixed income securities. The equity securities are invested 50% in the Fidelity Equity Income Fund and 50% in the Fidelity U.S. Equity Index Portfolio. The fixed income securities are invested approximately 19% in the Fidelity Retirement Government Money Market Portfolio, approximately 44% in the Fidelity Short-Term Bond Fund and approximately 37% in the Fidelity Intermediate Bond Fund.

                           USAIR, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

Fixed Income Fund - This fund buys high-quality investment contracts, a type of investment product offered to retirement and savings plans by insurance companies, banks, and other financial institutions. Money transferred out of the Fixed Income Fund cannot be invested in the Fidelity Retirement Government Money Market Portfolio, the Fidelity Intermediate Bond Fund or the Income Mix Portfolio for a period of 90 days because these funds are considered competitive by the insurance industry.

(e)  Participant Loans Receivable and Hardship Withdrawals

All participants can borrow from their account but may have only one loan outstanding at a given point in time. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding loan balance from the Plan or any other plan maintained by the Company during the preceeding twelve month period) or 50 percent of their separate account balance as of the date of the loan. Loan transactions are treated as transfers between the investment funds and the participant loan fund. Loan terms cannot exceed 5 years except for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing market rates for loans made under similar circumstances. Principal and interest are paid ratably through payroll deductions.

Upon approval from the Company, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the deemed hardship standards set forth in the Plan.

(f)  Payment of Benefits

Upon termination of service due to death, disability, retirement or other termination of employment, distributions to a participant or beneficiary is made as soon as reasonably practicable. If the participant's account balance is less than $3,500, a lump sum distribution is automatic upon separation. If the participant's account balance is greater than $3,500, the distribution can be deferred until age 70-1/2 or provided in cash as a lump sum distribution.

(g)  Administrative Expenses

Certain administrative expenses of the Plan are paid by USAir.

                           USAIR, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

2.  Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Investment Valuation and Income Recognition

The assets of the USAir Common Stock Fund, Capital Growth Mix Portfolio, Moderation Mix Portfolio, and Fixed Income Fund are commingled with certain assets of other defined contribution plans sponsored by USAir. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in the commingled funds.

Fair values for assets were determined by quoted market values, when available. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. The Plan's investments in guaranteed investment contracts ("GICs") are stated at contract value (Note 4). Purchases and sales of investments are recorded on a trade-date basis.

(c) Payment of Benefits

Benefits are recorded as deductions when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(e) Certain 1994 amounts have been reclassified to conform with 1995 classifications.

                                                              USAIR, INC.
                                                         401(k) SAVINGS PLAN
                                                    Notes to Financial Statements
                                                    -----------------------------
                                                            (Continued)
3.    Investment Activity
      The following table presents the investment funds' activities, for the years ended December 31, 1995 and 1994:
                                                     Fidelity
                                                    Retirement                                            Fidelity
                                         Fixed      Government    Fidelity     Fidelity     Fidelity     U.S. Equity      Income
                                         Income    Money Market   Magellan    Intermediate   Equity         Index           Mix
                                          Fund      Portfolio       Fund       Bond Fund   Income Fund    Portfolio      Portfolio
                                      -----------  -----------  ------------  -----------  -----------    ----------    -----------
Balance at December 31, 1993          $18,784,388  $20,699,194  $105,388,198  $15,570,417  $42,150,577   $ 9,758,481    $         -

Investment income                       1,364,490      880,830     4,378,677    1,093,722    4,522,489       325,278              -
Net appreciation (depreciation)
 in fair value                                  -            -    (6,595,902)  (1,414,394)  (4,540,993)     (207,289)          (168)
Interest income on participant loans            -            -             -            -            -             -              -
Contributions                           3,964,735    4,385,743    31,788,373    3,589,050   11,066,747     2,766,216         71,158
Net exchanges between investment funds  1,112,241   (1,523,562)   (9,091,128)  (3,014,226)  (2,785,935)   (1,305,174)       308,824
Administrative expenses                   (37,662)      (5,413)      (86,160)      (2,023)      (6,987)         (334)          (162)
Benefits paid to participants          (1,086,059)    (974,834)   (2,385,168)    (274,941)  (1,276,301)     (184,835)             -
Transfers from (to) other plans           (48,078)      10,025      (235,266)     (62,357)     (85,892)      (56,132)             -
                                      -----------  -----------   -----------  -----------  -----------    ----------    -----------
Net Change in Investment Funds          5,269,667    2,772,789    17,773,426      (85,169)   6,893,128     1,337,730        379,652
                                      -----------  -----------   -----------  -----------  -----------    ----------    -----------
Balance at December 31, 1994           24,054,055   23,471,983   123,161,624   15,485,248   49,043,705    11,096,211        379,652

Investment income                       1,814,979    1,558,028    10,960,027    1,103,221    4,103,698       440,269              -
Net appreciation (depreciation)
 in fair value                                  -            -    36,331,018      979,773   12,490,106     4,165,036         98,013
Interest income on participant loans            -            -             -            -            -             -              -
Contributions                           4,026,615    7,894,731    34,104,511    3,188,554   11,484,650     3,313,508        275,600
Net exchanges between investment funds   (661,838)   1,180,051    (5,071,804)  (1,305,409)  (1,633,905)    1,255,360        496,136
Administrative expenses                   (39,225)      (5,858)      (81,905)      (1,620)      (6,267)         (361)          (601)
Benefits paid to participants            (719,233)  (1,489,480)   (2,739,723)    (497,881)  (1,344,344)     (252,051)      (135,598)
Transfers from (to) other plans           (34,552)     133,953      (459,493)     (28,969)    (115,103)      (48,676)       (10,313)
                                      -----------  -----------   -----------  -----------  -----------   -----------    -----------
Net Change in Investment Funds          4,386,746    9,271,425    73,042,631    3,437,669   24,978,835     8,873,085        723,327
                                      -----------  -----------  ------------  -----------  -----------   -----------    -----------
Balance at December 31, 1995          $28,440,801  $32,743,408  $196,204,255  $18,922,917  $74,022,540   $19,969,296    $ 1,102,889
                                      ===========  ===========  ============  ===========  ===========   ===========    ===========
                                                   (table continued on next page)
                                                                    9

                                                             USAIR, INC.
                                                         401(k) SAVINGS PLAN
                                                    Notes to Financial Statements
                                                    -----------------------------
                                                            (Continued)
                                         Capital                    USAir
                                         Growth      Moderation     Common       Participant
                                           Mix          Mix         Stock           Loan
                                        Portfolio    Portfolio       Fund           Fund          Other           Total
                                      -----------   -----------   -----------   -----------    ----------    ------------
Balance at December 31, 1993          $         -   $         -   $ 5,390,059   $ 6,954,592    $1,409,027    $226,104,933

Investment income                               -             -             -             -             -      12,565,486
Net appreciation (depreciation)
 in fair value                              5,199         2,473    (5,396,111)            -             -     (18,147,185)
Interest income on participant loans            -             -             -       562,455             -         562,455
Contributions                           1,789,561       328,596     1,158,970             -        52,054      60,961,203
Net exchanges between investment funds  6,612,638     1,274,068     6,380,469     2,031,785             -               -
Administrative expenses                    (2,571)         (327)       (9,925)            -        (2,225)       (153,789)
Benefits paid to participants             (57,277)      (29,015)      (13,126)     (125,490)            -      (6,407,046)
Transfers from (to) other plans            (1,632)       (1,523)       (9,185)            -             -        (490,040)
                                      -----------   -----------    -----------   ----------    ----------    ------------
Net Change in Investment Funds          8,345,918     1,574,272     2,111,092     2,468,750        49,829      48,891,084
                                      -----------   -----------   -----------   -----------    ----------    ------------
Balance at December 31, 1994            8,345,918     1,574,272     7,501,151     9,423,342     1,458,856     274,996,017
Investment income                               -             -             -             -             -      19,980,222
Net appreciation (depreciation)
 in fair value                          3,175,530       596,273    17,038,479             -             -      74,874,228
Interest income on participant loans            -             -             -       807,864             -         807,864
Contributions                           5,782,841     1,239,086     1,732,420             -     1,128,281      74,170,797
Net exchanges between investment funds  4,661,576     1,775,862    (3,505,492)    2,809,463             -               -
Administrative expenses                    (9,461)       (1,505)      (15,751)            -        (3,857)       (166,411)
Benefits paid to participants             (31,978)     (212,704)      (52,054)     (248,873)            -      (7,723,919)
Transfers from (to) other plans           (35,293)      (16,338)      (55,765)            -             -        (670,549)
                                      -----------   -----------   -----------   -----------    ----------    ------------
Net Change in Investment Funds         13,543,215     3,380,674    15,141,837     3,368,454     1,124,424     161,272,232
                                      -----------   -----------   -----------   -----------    ----------    ------------
Balance at December 31, 1995          $21,889,133   $ 4,954,946   $22,642,988   $12,791,796    $2,583,280    $436,268,249
                                      ===========   ===========   ===========   ===========    ==========    ============

                                                                   10

                           USAIR, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

4.   Investment Contracts with Insurance Companies

The Plan has an interest in a portfolio of guaranteed investment contracts with certain insurance companies of $28,440,801 and $24,054,055 as of December 31, 1995 and
1994, respectively. The investment contracts are benefit responsive because they provide reasonable access to the funds by the Plan participants. Therefore, in accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value as of December 31, 1995 and 1994 was $73,426,290 and $65,656,595. The average portfolio crediting interest rate was approximately 5.7% and 6.2% as of December 31, 1995 and 1994, respectively. The portfolio average yield was approximately 6.5% for the years ended December 31, 1995 and 1994. No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 1995 and 1994. The fair value of the portfolio was $74,818,203 and $63,463,514 as of December 31, 1995 and
1994.

5.   Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time. Upon termination of the Plan, participants would become 100 percent vested in their accounts. In addition, the following actions would be taken for the benefit of participants.


(a) As of the termination date, each investment fund shall be valued. In determining the net worth of the investment funds there shall be included as a liability such amounts as shall be necessary to pay all expenses in connection with the termination of the investment funds and the liquidation and distribution of the property of the funds, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.

(b) All participant accounts must be disposed of, to, or for each participant in single lump-sum payments.

                           USAIR, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

6.   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form
5500:

                                              December 31,
                                          -------------------
                                          1995           1994
                                          ----           ----
     Net assets available for plan benefits
       per the financial statements   $436,268,249  $274,996,017
     Amounts allocated to withdrawing
       participants                       (260,152)   (1,200,107)
                                       -----------   -----------
     Net assets available for plan
       benefits per the Form 5500     $436,008,097  $273,795,910
                                       ===========   ===========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                   Year Ended
                                                December 31, 1995
                                                -----------------
     Benefits paid to participants per the
       financial statements                        $ 7,723,919
     Add:   Amounts allocated to withdrawing
            participants at December 31, 1995          260,152
     Less:  Amounts allocated to withdrawing
            participants at December 31, 1994       (1,200,107)
                                                     ---------
     Benefits paid to participants per the
       Form 5500                                   $ 6,783,964
                                                     =========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                           USAIR, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

7.   Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan and related trust qualifies for exemption from Federal income taxes under the applicable provisions of the Code. The Plan has been amended since receiving the tax determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

8.   Legal Proceedings

During the fourth quarter of 1995, the Association of Flight Attendants ("AFA") filed a grievance against USAir contending that the Company has violated certain sections of the collective bargaining agreement between the AFA and USAir. USAir's flight attendants are eligible to participate in the Plan pursuant to their collective bargaining agreement with the Company. The AFA maintains that USAir's flight attendants are entitled to receive company matching contributions based on certain provisions of their collective bargaining agreement. The Company recently lost a similar grievance filed by the International Association of Machinists and Aerospace Workers ("IAM"), which represents USAir's mechanics and related workers, which resulted in the Company matching the contributions made to the Plan by IAM participants. If the Company and the Plan are unsuccessful in their defense of the AFA's claim, USAir may be required to make a contribution to the Plan for benefits which would have accrued as of December 31, 1995, and match the future contributions of AFA employees who participate in the Plan up to a certain amount. Due to the uncertainties related to this grievance, management is not able to estimate the amount of Company contributions that may be due to the Plan upon resolution of the dispute.

                           USAIR, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

9.  Arbitration Remedy Settlement

As the result of a decision and award by an arbitrator who ruled that the Company was required to match 401(k) contributions made by mechanics and related personnel represented by the International Association of Machinists and Aerospace Workers (the "IAM") as of September 30, 1995, the Company entered into an agreement with the IAM for USAir employees whose coverage in this Plan is provided pursuant to a collective bargaining agreement with the IAM (hereafter "IAM employees"). Key points in this agreement are as follows: (i) in December 1995, the Company made a special one-time contribution of $9.4 million to the accounts of IAM employees who were covered under the agreement as of September 30, 1995 and who made payroll contributions to the Plan during the period April 1, 1993 through September 30, 1995 equal to 50% of such contributions up to a maximum of 2 percent of the employees compensation for each payroll period; (ii) during the first quarter of 1996, the Company made another special one-time contribution of $1.1 million to the accounts of IAM employees who made payroll contributions to the Plan during the period October 1, 1995 through December 31, 1995 equal to 50% of such contributions up to a maximum of 2 percent of compensation for each payroll period; and (iii) effective January 1, 1996, the Company amended the Plan to provide for 50% company matching contributions each payroll period up to 2 percent of compensation for IAM employee participants.















              (this space intentionally left blank)

                                                                                          Schedule I
                                             USAIR, INC.                                 Page 1 of 2
                                         401(k) SAVINGS PLAN

                     Item 27a - Schedule of Assets Held for Investment Purposes
                     ----------------------------------------------------------

                                          December 31, 1995
     Identity                     Description                                   Current
     of Issue                    of Investment                 Cost              Value
     --------                    -------------                 ----             -------
Fidelity Retirement             Shares in money             $ 32,743,408      $ 32,743,408
 Government Money                market fund
 Market Portfolio

Fidelity Magellan Fund          Shares in registered         163,868,489       196,204,255
                                 investment company

Fidelity Intermediate           Shares in registered          18,673,520        18,922,917
 Bond Fund                       investment company

Fidelity Equity                 Shares in registered          61,002,876        74,022,540
 Income Fund                     investment company

Fidelity U.S. Equity            Shares in registered          15,484,638        19,969,296
 Index Portfolio                 investment company

USAir Common Stock Fund*        Common stock of employer's    19,066,169        22,642,988
                                 parent company, USAir
                                 Group, Inc., and short-
                                 term investments

Income Mix Portfolio            Shares in registered           1,029,010         1,102,889
                                 investment companies

Capital Growth Mix              Shares in registered          19,075,629        21,889,133
 Portfolio                       investment companies
                                   (table continued on next page)
                                                 15

                                                                                          Schedule I
                                             USAIR, INC.                                 Page 2 of 2
                                         401(k) SAVINGS PLAN

                     Item 27a - Schedule of Assets Held for Investment Purposes
                     ----------------------------------------------------------
                                            (Continued)

                                          December 31, 1995
     Identity                     Description                                   Current
     of Issue                    of Investment                 Cost              Value
     --------                    -------------                 ----             -------
Moderation Mix Portfolio        Shares in registered        $  4,468,158      $  4,954,946
                                 investment companies

Participant Loans               Interest rates range          12,791,796        12,791,796
                                 from 7 percent to
                                 10 percent per annum

Fixed Income Fund               Guaranteed Investment         28,440,801        28,440,801
                                 contracts, interest rates
                                 range from 4.05 percent
                                 to 8.68 percent per annum

                                                            ------------      ------------
     Total Investments                                      $376,644,494      $433,684,969
                                                            ============      ============



*Party in interest.



                                                 16

                                                                                         Schedule II
                                             USAIR, INC.
                                         401(k) SAVINGS PLAN

                           Item 27d - Schedule of Reportable Transactions
                           ----------------------------------------------

                                    Year Ended December 31, 1995

Aggregate transactions during the year ended December 31, 1995, with securities of the same issue, accounting for greater than five percent of the value of Plan assets at the beginning of the period were as follows:
                              Total       Number of       Total        Number        Realized
                            Purchases     Purchases       Sales       of Sales      Gain(Loss)
                            ---------     ---------     ---------     --------      ----------
Fidelity Retirement        $48,996,314       255       $39,724,889       252        $        -
 Government Money
 Market Portfolio

Fidelity Magellan Fund      84,594,020       252        47,882,407       252         5,035,113

Fidelity Equity             27,568,211       251        15,079,482       249         1,276,326
 Income Fund

Capital Growth              15,263,758       245         4,896,073       201           366,781
 Mix Portfolio

USAir Common Stock          47,276,518       252        49,173,160       247         7,953,475
 Fund

Fixed Income Fund           12,375,474       223         7,988,728       111                 -



                                                 17

</TABLE

                            Signature




     Pursuant to the requirements of the Securities and Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.


                                      USAir, Inc.
                                      401(k) Savings Plan




                                 By:  /s/ James A. Hultquist
                                      ----------------------
                                      James A. Hultquist
                                      Controller
                                      USAir, Inc.

June 27, 1996
































                                18

